UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[ x ] Form 10K [ ] Form 20F [ ] Form 11K [ ] Form 10Q
[ ] Form 10D [ ] Form NSAR [ ] Form NCSR

For Period Ended: December 31, 2010

[ ] Transition Report on Form 10K
[ ] Transition Report on Form 20F
[ ] Transition Report on Form 11K
[ ] Transition Report on Form 10Q
[ ] Transition Report on Form NSAR

For the Transition Period Ended:_______

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SkyPeople Fruit Juice, Inc.
Full Name of Registrant

Former Name if Applicable

16F, National Development Bank Tower, No.2, Gaoxin1st Road
Address of Principal Executive Office (Street and Number)

Xi'an, PRC 710075
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed w ithout unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the follow ing should be completed. (Check box if appropriate)

[ x ]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semiannual report, transition report on Form 10K, Form 20F, Form 11K, Form NSAR or Form NCSR,
or portion thereof, w ill be filed on or before the fifteenth calendar day follow ing the prescribed due date; or the subject quarterly report or transition report on Form 10Q or subject distribution report on Form 10D, or portion thereof, w ill be filed on or before the fifth calendar day follow ing the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail w hy Forms 10K, 20F, 11K, 10Q, 10D, NSAR, NCSR, or the transition report or portion thereof, could not be filed w ithin the prescribed time period.

The Company has been unable to complete its Annual Report on Form 10K for the year ended December 31, 2010 within the prescribed time because of certain delays that have prevented the Company from preparing a complete filing. The Company w ould therefore be unable to file it's Annual Report on Form 10K in a timely manner without unreasonable effort or expense. The Company expects to file its Annual Report on Form 10K within the extension period.

Persons w ho are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Spring Liu    818                           390-1272
(Name)     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ ] No[ x ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SkyPeople Fruit Juice, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011
By: /s/ Spring Liu
Name: Spring Liu
Title: Chief Financial Officer